

10035390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelband & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Gelband (212) 688-2808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FOR OFFICIAL USE ONLY

MAR 01 2010
Washington, DC
120

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelband & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Gelband
Signature

President
Title


Notary Public

ALAN P. RAINES
Notary Public, State of New York
No. 40-02 RA 4724029
Qualified in New York County
Commission Expires February 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GELBAND & CO., INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

(Confidential per Rule 17a-5(e)(3))

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Gelband & Co., Inc.

We have audited the accompanying statement of financial condition of Gelband & Co., Inc. as of December 31, 2009, and the related statements of operations and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Gelband & Co., Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital of Gelband & Co., Inc. is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
January 28, 2010

GELBAND & CO., INC.
Statement of Financial Condition
As of December 31, 2009

ASSETS

Cash	$109,346
Prepaid expenses	561
Prepaid taxes	179
Due from affiliate	2,452
Investment in securities, at fair value	1,747
TOTAL ASSETS	$114,285

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -0-
Total Liabilities	-0-
Stockholder's Equity:	
Capital stock, $.01 par; authorized, issued and outstanding 100 shares	1
Additional paid-in capital	94,938
Retained earnings	19,346
Total Stockholder's Equity	114,285
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$114,285

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Operations and Retained Earnings
For the Year Ended December 31, 2009

Revenues:	
Other income	$ 1,381
Interest and dividend income	1,616
Total revenues	2,997
Expenses:	
Operating expenses	16,254
Loss before provision for income taxes	(13,257)
Income taxes	244
Net loss	(13,501)
Retained Earnings - January 1, 2009	32,847
Retained Earnings - December 31, 2009	$ 19,346

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at December 31, 2008	100	$1	$89,437	$ 32,847	$ 122,285
Contributions of capital			5,501		5,501
Net loss	___	_	______	(13,501)	(13,501)
Balances at December 31, 2009	100	$1	$94,938	$ 19,346	$ 114,285

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net (loss)	$(13,501)
Adjustments needed to reconcile net (loss) to net cash used in operating activities:	
Increase in prepaid expenses	(21)
Decrease in prepaid taxes	244
Net Cash Used in Operating Activities	(13,278)
Cash flows from investing activities:	
Increase in investment in securities	(747)
Net Cash Used in Investing Activities	(747)
Cash flows from financing activities:	
Contributions of capital	5,501
Net Cash Provided by Financing Activities	5,501
Net decrease in cash	(8,524)
Cash - January 1, 2009	117,870
Cash - December 31, 2009	$ 109,346

Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	-0-

The accompanying notes are an integral part of these financial statements.

GELBAND & CO., INC.
Notes to Financial Statements
December 31, 2009

(1) Summary of Significant Accounting Policies

Principal Business Activity

Gelband & Co., Inc. ("GELCO"), is a registered broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

Fair Value Measurement

GELCO accounts for all of its financial instruments at fair value. GELCO values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(2) Investment in Securities

GELCO has an investment in a security (whose transferability is currently restricted) which it received during 2005 as a fee for services rendered. The stock has no current fair value and, therefore, no income has been reflected yet in connection with this transaction. GELCO has an investment in another security whose fair value was $1,747 at December 31, 2009. This value was based on the availability of an unadjusted quoted price in an active market.

(3) Net Capital Requirements

GELCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15

(3) Net Capital Requirements (cont'd)

to 1. At December 31, 2009, GELCO had net capital of $111,093 which was $106,093 in excess of its required net capital. GELCO's net capital ratio was zero. There was no aggregate indebtedness.

GELCO does not have any possession or control of customer funds or securities and, therefore, claims an exemption from Rule 15c3-3.

GELBAND & CO., INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2009

Total stockholder's equity per statement of financial condition	$ 114,285
Non-allowable assets:	
Due from affiliate	2,452
Prepaid expenses	561
Prepaid taxes	179
Net capital	$ 111,093
Aggregate indebtedness:	
Items included in statement of financial condition	$ -0-
Percentage of aggregate indebtedness to net capital	0%
Minimum capital required	$ 5,000
Excess of net capital over minimum requirement	$ 106,093
Excess net capital at 1000%	$ 111,093

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 111,093
Net capital per audited report	$ 111,093

GELBAND & CO., INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366



Independent Auditor's Report on
Internal Control Required by SEC Rule 17a-5

Board of Directors
Gelband & Co., Inc.

In planning and performing our audit of the financial statements of Gelband & Co., Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated January 28, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated January 28, 2010 on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
January 28, 2010